UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2003
Novogen Limited
(Translation of registrant's name into English)
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 15 September, 2003  By Ronald Lea Erratt, Company secretary

ASX & MEDIA RELEASE
15 SEPTEMBER, 2003
NOVOGEN LIMITED APPOINTS NEW DIRECTOR

ASX and NASDAQ listed pharmaceutical company, Novogen Limited, has appointed Professor Leanna Read as a Non-executive Director of the Company.

Dr Read has 15 years of experience in leading and managing commercially-related research organisations.

Dr Read has a professorial appointment at Flinders University, is a board member of the CRC for Diagnostics and the Australian
Proteome Analysis Facility Inc., and is a member of the South
Australian  Premiers Science and Research Council.

Dr Read is also a member of the Prime Ministers Science, Engineering and Innovation Council.

In 2001, Dr Read was awarded the Inaugural Biotechnology
Industry Service Award (Ausbiotech), and in 2002 was awarded the Centenary Medal for services to the IR&D Board and the Biotechnology Industry.

Dr Reads current full-time position is CEO and Managing
Director of TGR BioSciences Pty Ltd.

Novogen Chairman, Mr Philip Johnston, said Dr Read would bring significant scientific and commercial experience to the board.

Professor Reads record of experience and achievement in research management and the commercialisation of biotechnology will be of considerable benefit to Novogen, as we move into the next phase of the Companys development, Mr Johnston said.

Dr Read joins a board comprising Non-executive Chairman
Mr Philip Johnston, Managing Director Mr Christopher Naughton,
Executive Director Dr Graham Kelly, and Non-executive
Directors Professor Paul Nestel and Mr Peter Simpson.

Novogen has an international business in the research and development of drugs derived from its phenolic technology platform. The Company manages its research and development programs utilising the expertise and clinical research capabilities of universities and hospitals in the US, Australia and other key international locations. The Novogen group of companies includes the listed subsidiary Marshall Edwards Inc. (LSE-AIM:MSH).

Under US law, a new drug cannot be marketed until it has been investigated in clinical trials. After the results of these trials are submitted in a new drug application to the FDA, the FDA must approve the drug as safe and effective before marketing can take place.

Statements herein that are not descriptions of historical facts are forward-looking and subject to risk and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth in the Companys
Securities and Exchange Commission filings under Risk Factors, including risks relating to the early stage of products under development; uncertainties relating to clinical trials; dependence on third parties;
future capital needs; and risks relating to the commercialisation, if any, of the Companys proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks).


More information on the Company can be found at www.novogen.com.

ISSUED FOR : NOVOGEN LIMITED
LISTINGS : ASX (CODE NRT), NASDAQ (CODE NVGN).
FOR FURTHER INFORMATION	: CHRISTOPHER NAUGHTON,
MANAGING DIRECTOR, NOVOGEN LIMITED TEL +61 2 9878 0088

ISSUED BY : WESTBROOK COMMUNICATIONS CONTACT:
DAVID REID TEL +61 2 9231 0922 OR 61 417 217 157